Exhibit 99.1

Polyrizon Submits Pre-Sub Package to the FDA for PL-14 Allergy Blocker

Ra’anana, Israel, Sept. 19, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a biotechnology company focusing on the development of intranasal products, today announced the submission of its full pre-submission (Pre-Sub) package to the U.S. Food and Drug Administration (FDA) for its PL-14 product, designed to help individuals suffering from nasal allergies. The submission includes comprehensive documentation covering manufacturing plans, clinical development strategies, and regulatory pathways. This submission represents a significant progress in Polyrizon’s regulatory strategy, paving the way for potential marketing clearance and addressing a critical unmet need in allergy treatment.

Polyrizon’s PL-14 Allergy Blocker is a novel, non-invasive nasal spray that forms a physical barrier designed to provide rapid, long-lasting relief from allergic rhinitis symptoms by blocking allergen entry. The PL-14 Allergy Blocker is intended to treat allergy sufferers by promoting the alleviation of mild allergic symptoms (i.e., mild nasal irritation including itchy, runny, or congested nasal passages) triggered by the inhalation of various airborne allergens including indoor and outdoor environmental pollens, house dust, animal hairs, and dust mites.

“We are pleased to submit this Pre-Sub to the FDA, a crucial step in our journey to bring PL-14 Allergy Blocker to market,” said Tomer Izraeli, CEO of Polyrizon. “Allergic rhinitis affects hundreds of millions of people worldwide, and we believe that our innovative approach has the potential to transform treatment options. This submission positions Polyrizon for accelerated development in this high-demand therapeutic area.”

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how this submission represents significant progress in Polyrizon’s regulatory strategy, paving the way for potential marketing clearance and addressing a critical unmet need in allergy treatment, its journey to bring PL-14 Allergy Blocker to market, its belief that its innovative approach has the potential to transform treatment options and how this submission positions Polyrizon for accelerated development in this high-demand therapeutic area. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com